UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

BranchOut Food Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

105230 106

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105230 106	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Donald A Foss Irrevocable Trust dated August 14, 2022
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 431,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 431,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 105230 106	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allan Apple
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 431,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 431,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 105230 106	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Neary
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 431,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 431,145

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 431,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 105230 106	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer

BranchOut Food Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

205 SE Davis Avenue, Suite C, Bend, Oregon 97702.

Item 2(a).	Name of Persons Filing

The Donald A Foss Irrevocable Trust dated August 14, 2022 (the “Trust”)

Allan Apple (“Apple”)

John Neary (“Neary” and, together with Apple, the “Trustees”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address for each of the Trust and the Trustees is 101 W 14 Mile Road, Madison Heights, MI 48071.

Item 2(c).	Citizenship

The Trust has been established under the laws of the State of Michigan.
Each of the Trustees is a citizen of the United States.

Item 2(d).	Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).	CUSIP Number

105230 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 105230 106	13G	Page 6 of 8 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing:

The Trust and the Trustees each beneficially own 431,145 shares of the Issuer’s Common Stock, consisting of (i) 327,207 shares of the Issuer’s Common Stock owned by the Trust; and (ii) 103,938 shares of the Issuer’s common stock that may be acquired by the Trust upon exercise of currently exercisable warrants held by the Trust. The Trustees are the Trust’s co-trustees and thus may be deemed to beneficially own the securities of the Issuer held by the Trust.

(b)	Percent of class:

As of the date hereof (taking into consideration that 6,792,709 shares of the Issuer’s common stock that are issued and outstanding as reported in the Issuer’s 10-Q for the period ended June 30, 2024 filed with the Securities and Exchange Commission on August 14, 2024), the 431,145 shares of the Issuer’s Common Stock beneficially owned by the Trust and the Trustees constitute 6.3% of the Issuer’s Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

The Trust and the Trustees share the power to vote or direct the vote of the 431,145 shares of the Issuer’s Common Stock owned by the Trust.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

The Trust and the Trustees share the power to dispose of or direct the disposition of the 431,145 shares of the Issuer’s Common Stock owned by the Trust.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 105230 106	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024	THE DONALD A FOSS IRREVOCABLE TRUST DATED AUGUST 14, 2022

	By:	/s/ Allan Apple
	Name:	Allan Apple
	Title:	Co-trustee

Dated: August 21, 2024		/s/ Allan Apple
Allan Apple

Dated: August 21, 2024		/s/ John Neary
John Neary

CUSIP No. 105230 106	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: August 21, 2024	THE DONALD A FOSS IRREVOCABLE TRUST DATED AUGUST 14, 2022

	By:	/s/ Allan Apple
	Name:	Allan Apple
	Title:	Co-trustee

Dated: August 21, 2024		/s/ Allan Apple
Allan Apple

Dated: August 21, 2024		/s/ John Neary
John Neary